UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

SEARCHLIGHT MINERALS CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

812224 20 2
(CUSIP Number)

K. IAN MATHESON
2215 Lucerne Circle
Henderson, NV 89014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the |
Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons K. Ian Matheson
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):5

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 12,391,252 Shares*(1)

8.	Shared Voting Power: 1,281,252(1)

9.	Sole Dispositive Power: 12,321,252 Shares*(1)

10.	Shared Dispositive Power: 1,281,252(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,602,504 Shares*(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 18.8%

14.	Type of Reporting Person (See Instructions) IN

*	Based on 57,275,000 shares of shares of Common Stock of Searchlight Minerals Corp. outstanding as of February 17, 2006. As adjusted to reflect a 2 for 1 stock split effected on September 30, 2005.
(1)

Includes 3,891,252 shares held directly by K. Ian Matheson, 1,281,252 shares held by Mr. Matheson’s spouse and related companies, a warrant to purchase an additional 8,000,000 shares of Searchlight and incentive stock options to purchase an additional 500,000 shares of Searchlight.

This Schedule 13D/A (Amendment No. 1) is being filed by K. Ian Matheson to amend and supplement the Schedule 13D of the Reporting Person filed on November 22, 2005 with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.                SECURITY AND ISSUER

Item 1 of the previously filed Schedule 13D is amended to read as follows:

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Searchlight Minerals Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at #120 - 2441 W. Horizon Ridge Pkwy, Henderson, NV 89052.

ITEM 2.                IDENTITY AND BACKGROUND

Item 2 of the previously filed Schedule 13D is amended to read as follows:

(a)	Name of Person filing this Statement:

K. Ian Matheson (the “Reporting Person”)

(b)	Residence or Business Address:

The business address of the Reporting Person is 2215 Lucerne Circle, Henderson, NV 89014

(c)	Present Principal Occupation and Employment:

The Reporting Person has been a member of the Company’s board of directors since February 10, 2005. The Reporting Person has been a director and President of the following Nevada private companies that have been involved in the research and development of precious metals in the southern Nevada area: Pilot Plant Inc. (since May 1, 2003); Pass Minerals Inc. (since August 15, 1995) and Kiminco Inc. (since June 26, 1995). Mr. Matheson earned a Bachelor of Commerce degree from the University of British Columbia in 1963. In 1964 and 1965, he attended McGill University in Montreal, Quebec where he earned a degree as a Chartered Accountant at the Quebec Institute of Chartered Accountants. He was admitted into the British Columbia Institute of Chartered Accountants in 1965. From 1965 to 1967, he worked as a Chartered Accountant with Coopers and Lybrands in Vancouver, BC. He is presently a member of the British Columbia Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment,

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On April 12, 2005, the Reporting Person acquired 48,850,002 (pre-split) restricted shares of common stock from Caisey Harlingten, one of the Company’s founding shareholders, for nominal consideration, pursuant to Section 4(2) of the Securities Act of 1933. The shares were acquired as part of the reorganization of the Company from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties.

On June 30, 2006 the Reporting Person indirectly acquired 61,250 Shares issued by the Company pursuant to certain mineral property acquisition agreements dated February 8, 2005 between the Company and Debra Matheson, the spouse of the Reporting Person, Pass Minerals Inc. and Kiminco Inc., each of which is a private company controlled by the Reporting Person. The Shares were issued in consideration of the Company’s acquisition of an interest in certain mining claims located in Searchlight, Nevada.

On January 17, 2006, the Reporting Person acquired a warrant to purchase up to 8,000,000 Shares at a price of $0.375 per Share until June 1, 2015 from Nanominerals Corp. for a total purchase price of $5,000.

ITEM 4.                PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The Reporting Person acquired the 48,850,002 (pre-split) shares in order to acquire a controlling interest in the Company. The shares were acquired as part of the reorganization of the Company from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties.

On June 30, 2006 the Reporting Person indirectly acquired 131,250 Shares issued by the Company pursuant to certain mineral property acquisition agreements dated February 8, 2005 between the Company and Debra Matheson, the spouse of the Reporting Person, Pass Minerals Inc., Gold Crown Minerals Inc. and Kiminco Inc., each of which is a private company controlled by the Reporting Person. The Shares were issued in consideration of the Company’s acquisition of an interest in certain mining claims located in Searchlight, Nevada. The acquisition of the Shares was completed pursuant to Section 4(2) of the Securities Act of 1933.

On January 17, 2006, the Reporting Person acquired a warrant to purchase up to 8,000,000 Shares at a price of $0.375 per Share until June 1, 2015 from Nanominerals Corp. for a total purchase price of $5,000. The warrants were acquired for investment purposes. The transfer was completed pursuant to Section 4(2) of the Securities Act of 1933.

Except as otherwise described herein, the Reporting Person does not have any plans or proposals as of the date hereof which relate to or would result in any of the transactions described in clauses (a) through (j) of Item 3 of Schedule 13D.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)           Aggregate Beneficial Ownership:

As of February 17, 2006, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock

Common Stock	13,602,504 Shares*(1)	18.8%(1)

*	As adjusted to reflect a 2 for 1 stock split effected on September 30, 2005.
(1)

Includes 3,891,252 shares held directly by K. Ian Matheson, 1,281,252 shares held by Mr. Matheson’s spouse and related companies, a warrant to purchase an additional 8,000,000 shares of Searchlight and incentive stock options to purchase an additional 500,000 shares of Searchlight.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of February 17, 2006 there were 57,275,000 Shares issued and outstanding.

(b)           Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)           Transactions Effected During the Past 60 Days:

The Reporting Person has effected the following transactions of Shares held by him: (i) on April 29, 2005 the Reporting Person cancelled 35,000,000 of the Shares held by him for no consideration, (ii) on June 6, 2005 the Reporting Person transferred 100,000 of the Shares held by him to Leo Corbett for nominal consideration pursuant to Section 4(2) of the Securities Act, (iii) the Reporting Person transferred 100,000 of the Shares held by him pursuant to Section 4(2) of the Securities Act to Bear Dog Mines Inc. for nominal consideration, (iv) On June 30, 2006 the Reporting Person indirectly acquired 131,250 Shares issued by the Company pursuant to Section 4(2) of the Securities Act in connection with certain mineral property acquisition agreements dated February 8, 2005 between the Company and Debra Matheson, the spouse of the Reporting Person, Pass Minerals Inc., Gold Crown Minerals Inc. and Kiminco Inc., each of which is a private company controlled by the Reporting Person, (v) on October 4, 2005 the Reporting Person transferred 1,600,000 of the Shares held by him pursuant to Section 4(2) and Regulation S of the Securities Act to Donna Popich (400,000), N.R. Van Laare (400,000), Richard W. Donaldson (400,000) and Walter Brooks (400,000), for nominal consideration; (vi) On January 17, 2006, the Reporting Person acquired a warrant pursuant to Section 4(2) of the Securities Act to purchase up to 8,000,000 Shares at a price of $0.375 per Share until June 1, 2015 from Nanominerals Corp. for a total purchase price of $5,000, and sold 16,000,000 of the Shares held by the Reporting Person pursuant to Section 4(2) of the Securities Act to Nanominerals for a total purchase price of $4,640.50; (vii) on January 31, 2006 the Reporting Person transferred 1,940,000 of the Shares held by him pursuant to Section 4(2) and Regulation S of the Securities Act to the following investors for nominal consideration: Douglas Birnie (200,000), Andrew L. Dall (50,000), George Hatch (150,000), Robert C. McDougal (200,000), Kahala Financial Corp. (640,000), Pilot Plant Inc. (200,000), and Derek Van Laare (500,000) (viii) on January 31, 2006 the Reporting Person transferred pursuant to Section 4(2) of the Securities Act 2,750,000 of the Shares held by him to the following investors for nominal consideration: Craigen L.T. Maine, Tr Fbo Maine Rev. Family Trust (1,375,000) and Richard J. Werdesheim and Lynne Werdesheim Ttees FBO Werdesheim Family Trust (1,375,000).

(d)           Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)           Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

1.	Warrant Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

2.	Share Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS

1.	Warrant Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

2.	Share Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2006
Date

/s/ K. Ian Matheson
Signature

K. IAN MATHESON
Name